VIA EDGAR

November 16, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Asia Timmons-Pierce and Thomas Jones

Re:	Ebang International Holding Inc.
Registration Statement on Form F-1, as amended
File No. 333-249647

Dear Ms. Timmons-Pierce and Mr. Jones:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), Univest Securities, LLC, acting as placement agent, hereby joins Ebang International Holding Inc. in requesting acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) so that it will become effective at 4:30 pm, Eastern Time, on November 17, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the preliminary prospectus forming a part of the Registration Statement, dated November 6, 2020, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Univest Securities, LLC

By:	/s/ Edric Yi Guo
Name: Edric Yi Guo
Title: Head of Investment Banking